UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

ABILITY INC.

On November 22, 2018, Ability Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single institutional investor, (the “Investor”), pursuant to which the Company agreed to issue and sell to the Investor 360,000 units (the “Units”), each Unit consisting of one ordinary share and one warrant (the “Warrant”) to purchase one ordinary share, at a price of $3.25 per Unit and 2,716,923 pre-funded units (the “Pre-funded Units), each Pre-funded Unit consisting of one pre-funded warrant (the “Pre-funded Warrant”) to purchase one ordinary share and one Warrant to purchase one ordinary share, at a price of $3.24 per Pre-funded Unit. The offering of the Units and Pre-funded Units (the “Offering”) closed on November 27, 2018.

The Pre-funded Units were issued and sold to an Investor whose purchase of Units in the Offering would otherwise have resulted in the Investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or at the election of Investor, 9.99%) of the outstanding ordinary shares immediately following the consummation of the Offering. if it so chooses. Each Pre-funded Warrant contained in a Pre-funded Unit is immediately exercisable for one ordinary share at an exercise price of $0.01 per share and remains exercisable until exercised in full. The Warrants included in the Units and the Pre-funded Units are immediately exercisable at a price of $3.25 per ordinary share, subject to adjustment in certain circumstances, and expire five years from the date of issuance. The ordinary shares included in the Units or Pre-funded Warrants included in the Pre-funded Units, as the case may be, and the Warrants were offered together, but the securities contained in the Units or Pre-funded Units were issued separately.

The Purchase Agreement provided that for a period of 12 months following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement. Further, the Company has agreed in the Purchase Agreement not to issue, enter into any agreement to issue or announce the issuance or proposed issuance of any ordinary shares or their equivalents, subject to certain exceptions, for a period of 90 days after the closing of the Offering. In addition, the Company has granted to the Investor an 18-month participation right in future financing transactions, subject to certain exceptions, up to an aggregate of 50% of such future financings. The Purchase Agreement also contained representations, warranties, indemnification and other provisions customary for transactions of this nature.

The net proceeds from the Offering were approximately $8.8 million, after deducting the estimated placement agent's fees and estimated offering expenses payable by the Company, and assuming full exercise of the Pre-funded Warrants and excluding any proceeds from the exercise of Warrants. As a result, the Company believes it satisfies the minimum $2.5 million shareholders' equity requirement for continued listing on the Nasdaq Capital Market as of the date of this filing; however, the Company must await formal confirmation from Nasdaq indicating that the Nasdaq Hearings Panel has determined that the Company satisfies all requirements for continued listing on Nasdaq.

In connection with the Offering, the Company paid H.C. Wainwright & Co., LLC (the “Placement Agent”) a cash placement fee equal to 7.5% of the gross proceeds raised in the offering, a management fee equal to 1% of the gross proceeds raised in the Offering, a reimbursement for non-accountable expenses of $20,000 and a reimbursement for the placement agent’s legal fees and expenses in the amount of up to $80,000. The Placement Agent also received compensation warrants (the “Agent Warrant”) to purchase 153,846 ordinary shares at an exercise price of $4.0625 per share and a term expiring on November 22, 2023.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) and was declared effective on November 21, 2018. The Offering of these securities was made only by means of a prospectus forming part of the effective registration statement. A final prospectus relating to and describing the terms of the Offering has been filed with the SEC on November 27, 2018. This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The forms of the Purchase Agreement, Warrants, Pre-funded Warrants and Agent Warrants are furnished herewith as exhibits hereto. The provisions of the Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

In connection with the closing of the Offering, on November 28, 2018, the Company issued a press release titled: “Ability Announces Closing of $10 Million Offering.” A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

10.1	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.19 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).

10.2	Form of Warrant (incorporated by reference to Exhibit 4.2 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).

10.3	Form of Pre-funded Warrant (incorporated by reference to Exhibit 4.3 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).

10.4	Form of Agent Warrant (incorporated by reference to Exhibit 4.4 of Registration Statement on Form F-1 filed with the Securities and Exchange Commission on November 21, 2018).

99.1	Press release dated November 28, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: November 28, 2018	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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